UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported):	August 7, 2024 (July 16, 2024)

Sky Quarry Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1803091
(State or other	(I.R.S. Employer
jurisdiction of incorporation)	Identification No.)

707 W. 700 S, Suite 101

Woods Cross, UT 84087

(Address of principal executive offices) (zip code)

(424) 394-1090

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Pursuant to the Company’s Offering Statement on Form 1-A as qualified by the SEC on June 14, 2024, the Company received an aggregate of $4,787,824.50 in gross proceeds from the exercise of outstanding warrants and issued an aggregate of 1,063,961 shares of its common stock to the warrant holders in connection with the exercise of such warrants between June 17, 2024 and July 16, 2024.

Exhibits - None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

Dated: August 7, 2024	By:	/s/ David Sealock
	Name:	David Sealock
	Title:	Chief Executive Officer